82-03116

RECEIVED

2006 NOV 13 P 1:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 2, 2006

SUPPL

Great Quest Announces November Start to 2006-07 Drill Program in Mali, West Africa

Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is very pleased to announce that the company's 2006-2007 drill program on the Kenieba gold concession in western Mali, West Africa, will begin in late November. This drilling program has the following objectives:

- Continued definition and expansion of the inferred mineral resource in the Djambaye 2 gold zone
- Further testing of the Djambaye 1 gold zone to assess the possibilities of defining a mineral resource
- Preliminary testing on some of the other zones in the Kenieba concession

Initially, one drill will be on site. Great Quest expects to start construction of a camp and bring in a second drill as the program progresses. The drill program is expected to last until the rainy season begins next July. This new program strengthens Great Quest's commitment to continue exploring the Kenieba concession and prove up the resources on the Djambaye zones. Camp construction and the addition of a second drill on site will speed up this process and hasten the possible next steps in developing these sites.

The Djambaye 1 and Djambaye 2 gold zones are just south of Nevsun Resources' Tabakoto mine, which started production earlier this year. Both zones share geological similarities with the Tabakoto deposit, with gold occurring in quartz veins associated with north-south striking rhyodacite and diorite dykes. Nevsun's Tabakoto and Segala deposits are reported to have a combined open-pittable resource of nearly one million ounces of gold.

On October 12, 2006, Great Quest announced a preliminary inferred mineral resource of 133,882 ounces of gold (928,787 tonnes grading 4.48% g/t gold) for a portion of the Djambaye 2 zone covering a length of approximately 1,100 metres and to a depth of 100 metres. The drill hole data shows no apparent indication the zone weakens to depth. The surface expression of the Djambaye 2 zone has been traced for 3,131 metres at surface and appears open at both ends, especially the south. Drilling on Djambaye 2 will consist of testing the zone to depth along the section already drilled and continuing to test it along strike.

Two holes have been drilled on the Djambaye 1 gold zone: KN 02-04 intersected 29.80 metres of 0.66 g/t gold; and KN 37-06, 200 metres north, intersected 7.90 metres of 8.02 g/t gold. This zone has been traced for 1,000 metres and appears open to the north and south. Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ
Frankfurt Exchange: GQM

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